UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2013 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

Contents

This Report on Form 6-K of the Registrant is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (Registration Nos. 333-188714, 333-171781, 333-152010 and 333-133968).

On September 2, 2013, Perion Network Ltd. (the "Registrant") held its 2013 Annual General Meeting of Shareholders at the offices of the Registrant located at 4 HaNechoshet Street, Tel Aviv 69710, Israel (the "Meeting").  At the Meeting, all of the proposals set forth in the Registrant's Proxy Statement, dated July 29, 2013 were duly approved.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name:	Limor Gershoni Levy
Title:	Corporate Secretary &
General Counsel
Date: September 3, 2013